SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                    FORM 11-K

                                   (Mark One)


[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

        For the fiscal year ended           December 31, 2002

                                    or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

        For the transition period from      __________ to __________

Commission file number:             001-12351


                             METRIS RETIREMENT PLAN
                              METRIS COMPANIES INC.
            10900 Wayzata Boulevard, Minnetonka, Minnesota 55305-1534

Financial Statements and Exhibits

(a) Financial Statements

        The Metris Retirement Plan (the "Plan") became effective as of January 1, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2002 and 2001.

(b) Exhibit

          (1) Consent of Independent Public Accountants

       (99.1) Certification of Principal Executive Officer Pursuant to
              Section 1350 of Chapter 63 of Title 18 of the United States Code

       (99.2) Certification of Principal Financial Officer Pursuant to
              Section 1350 of Chapter 63 of Title 18 of the United States Code

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
                                    Metris Retirement Plan
                                    ----------------------
                                    (Name of Plan)




                                    By: /s/Jon Mendel
                                        -------------------
                                         Jon Mendel
                                         on behalf of the Retirement Benefits
                                         Committee, as Plan
                                         Administrator
Dated: June 27, 2003

                             Metris Retirement Plan


                 Financial Statements and Supplemental Schedule


                           December 31, 2002 and 2001

                             METRIS RETIREMENT PLAN





                                TABLE OF CONTENTS






Independent Auditors' Report...................................................1

Statements of Net Assets Available for Benefits................................2

Statements of Changes in Net Assets Available for Benefits.....................3

Notes to the Financial Statements..............................................4

Schedule I - Schedule of Assets (Held at End of Year)..........................8

                          Independent Auditors' Report



     The Plan Administrator
     Metris Retirement Plan:


     We have audited the accompanying statements of net assets available for benefits of the Metris Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



     /s/  KPMG LLP




     June 16, 2003

                             Metris Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                              December 31,
                                                       -------------------------
                                                           2002         2001
                                                       -------------------------
  Assets:
    Investments, at fair value:
      Mutual funds .................................   $19,636,674   $17,401,801
      Metris Companies Inc. common stock ...........     1,279,544     4,672,304
      Participant loans ............................       735,217       619,321
                                                       -------------------------
    Total investments ..............................    21,651,435    22,693,426

    Accrued income .................................         4,352         4,100
                                                       -------------------------
    Total assets held by trustee ...................    21,655,787    22,697,526
                                                       -------------------------
    Contributions receivable:
      Employer .....................................       195,367        53,696
      Employees ....................................       417,936       147,934
                                                       -------------------------
    Total assets ...................................    22,269,090    22,899,156


  Liabilities:
    Excess contributions payable ...................        75,063       288,795
                                                       -------------------------
    Total liabilities ..............................        75,063       288,795
                                                       -------------------------

    Net assets available for benefits ..............   $22,194,027   $22,610,361
                                                       ===========   ===========



               See accompanying Notes to the Financial Statements

                             Metris Retirement Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                     Years Ended December 31,
                                                                             ---------------------------------------
                                                                                  2002                     2001
                                                                             ---------------------------------------
Contributions:
     Employer ............................................................   $  2,747,647               $  2,016,136
     Employee ............................................................      7,117,278                  6,973,179
Rollovers ................................................................        749,411                    943,025

Investment income:
     Dividends ...........................................................        184,911                    119,780
     Interest ............................................................        222,663                    183,236
     Net realized and unrealized depreciation in fair value
       - Mutual Funds and Other...........................................     (3,638,122)                (2,525,127)

     Net realized and unrealized (depreciation)/appreciation in fair value
       - Metris Companies Inc. common  stock .............................     (4,787,971)                   202,220
                                                                             ---------------------------------------
      Total investment income ............................................     (8,018,519)                (2,019,891)

Benefits paid to participants ............................................     (3,142,557)                (2,266,860)
Change in excess contributions payable ...................................        213,732                   (288,795)
Administrative fees ......................................................        (83,326)                   (41,994)
                                                                             ---------------------------------------
    (Decrease)/ Increase in net assets available for benefits ............       (416,334)                 5,314,800

Net assets available for benefits:
     Beginning of year ...................................................     22,610,361                 17,295,561
                                                                             ---------------------------------------
     End of year .........................................................   $ 22,194,027               $ 22,610,361
                                                                             ============               ============


               See accompanying Notes to the Financial Statements

                             METRIS RETIREMENT PLAN

                        Notes to the Financial Statements

(1) Summary Description of the Plan

The following description of the Metris Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan, which commenced activity on January 1, 1997, is a defined contribution profit sharing plan sponsored and administered by Metris Companies Inc. and subsidiaries (the "Company").

     (a) Eligibility

         The eligibility requirements for Plan participation allow for automatic enrollment of Company employees at a deferral rate of 2%. Employees have a 30-day opt-out period from date of hire after which deductions start as soon as administratively feasible. Participants are eligible to receive Company matching contributions immediately which vest after they have worked 1,000 hours. The Plan also allows the Company to use non-vested Company matching contributions forfeited by terminated participants to first reduce Plan administrative expenses and then future employer contributions.

     (b) Contributions

         Employees may contribute from one to fifteen percent of their compensation before federal income taxes to the Plan through payroll deductions. For each plan year, the Company is required to make a matching contribution equal to 50% of an employees contribution up to 6% of their recognized compensation. The Employer matching contribution will be credited to the participant's Employer Matching Account. The Company may also elect to make discretionary matching contributions and discretionary profit sharing contributions to the Plan. The discretionary matching contribution will equal a percentage, as determined by its Board of Directors, of the participants retirement savings contributions for the Plan year and will be credited to the Employer Contribution Account. Any employee who is eligible to participate in the plan will have credited to their Employer Contributions Account an amount proportionate to their Recognized Compensation in comparison to the total Recognized Compensation of all those who are eligible to participate in the Plan. Amounts credited to the participant's Employer Matching Account will be 100% vested upon completion of 1,000 hours of service, while those amounts credited to the participant's Employer Contributions Account will vest ratably over three years of service. In the event of a participant's death, disability, or retirement, all Company contributions are 100% vested. Employees are limited by Internal Revenue Service (IRS) regulations as to the amount they can invest into tax-deferred plans, including the Metris Retirement Plan. Contributions that exceed these regulations are reflected as excess contributions payable in the Statements of Net Assets Available for Benefits.

     (c) Investment Elections

          Participants  may  change  investment   elections  at  any  time.  The
          investment options available are as follows:

               Scudder Balanced Fund - The Scudder Balanced Fund generally maintains a 50%-75% weighting in common stocks, with the remaining percentage in investment-grade bonds and other fixed-income investments.

               Scudder Stock Index Fund - The Scudder Stock Index Fund invests in all stocks within the Standard & Poor's (S&P) 500 Stock Index or in other mutual funds that appropriately mirror the S&P 500 Stock Index in their weightings.

               Scudder Large Company Growth Fund - The Scudder Large Company Growth Fund invests primarily in the stocks of medium to large-sized U.S. companies with prospects for maintaining greater-than-average earnings, strong financial positions and relatively little debt over time.

               Scudder Stable Value Fund - The Scudder Stable Value Fund invests in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments and synthetic contracts.

               Scudder International Fund - The Scudder International Fund invests primarily in foreign companies with strong earnings growth and attractively priced shares.

               Janus Enterprise Fund - The Janus Enterprise Fund normally invests 50% of its equity assets in securities issued by companies whose market capitalizations fall within the range of companies making up the S&P Mid-Cap 400 Index.

               PIMCO Total Return Fund - The PIMCO Total Return Fund invests in fixed income securities and can include U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers and money market instruments.

               MFS Value Fund - The MFS Value Fund invests, under normal market conditions, at least 65% of its total assets in income-producing equity securities that MFS believes are undervalued relative to their long-term potential. The MFS Value Fund may also invest up to 35% of its total assets in fixed-income securities.

               Strong Opportunity Fund - The Strong Opportunity Fund invests at least 70% of its net assets in equity securities.

               Metris Companies Inc. Common Stock Fund - The Metris Companies Inc. Common Stock Fund invests in the common stock of Metris Companies Inc.

     (d) Loans

          Participants in the Metris Retirement Plan have the option of borrowing against their account balances. Participants are able to obtain loans up to 50% of their vested account balance, not less than $1,000 or in excess of $50,000. The interest rate charged on the outstanding loan principal is based on the Prime Rate. For the years ended December 31, 2002 and 2001, the interest rates fluctuated between 5.25% and 10.5%.

     (e) Distributions

          Withdrawals during employment are permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals are made in compliance with provisions established by the IRS.

          The participants can choose when their vested benefits are distributed after employment terminates or the age of 59 1/2 is attained. If the amount of vested benefits is $5,000 or less, payment will be made on a quarterly basis as soon as administratively possible.


(2) Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America and include the following significant accounting policies:

     (a) Investments

          Under the terms of the trust agreement, the trustee manages the investments on behalf of the Plan. The trustee has been granted discretionary authority concerning purchases and sales of investments in the funds and custodial responsibility for most of the Plan's assets.

          The fair value of investments is based on published market quotations on the last business day of the year. Participant loans are valued at cost, which approximates fair value. Interest and dividend income from trustee-managed investment funds is recorded as accrued. Realized investment gains and losses are determined using the specific-identification method. Purchases and sales of securities are recorded on a trade-date basis.

     (b) Expenses

          Plan and trust expenses, except for participant loan fees, investment management and other mutual fund expenses, are paid by the Company. The Company is allowed to use non-vested Company matching contributions forfeited by terminated participants to reduce Plan administrative expenses.

     (c) Use of Estimates

          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and changes in net assets available for plan benefits for the reporting period. Actual results could differ significantly from those estimates.


(3) Investments

The following investments, stated at fair value, exceeded 5% of the Plan's end of year net assets:


                                                December 31,
                                                   2002
------------------------------------------------------------

Scudder Balanced Fund ......................          $2,328,562
Janus Enterprise Fund ......................           2,216,219
Scudder Stock Index Fund ...................           4,038,035
Scudder Large Company Growth Fund ..........           2,871,450
Scudder Stable Value Fund ..................           4,140,851
Scudder International Fund .................           1,387,109
PIMCO Total Return Fund ....................           1,980,680
Metris Companies Inc. Common Stock Fund ....           1,279,544



                                               December 31,
                                                    2001
-----------------------------------------------------------


Scudder Balanced Fund ......................          $2,247,973
Janus Enterprise Fund ......................           1,998,141
Scudder Stock Index Fund ...................           4,421,502
Scudder Large Company Growth Fund ..........           3,235,497
Scudder Stable Value Fund ..................           3,054,733
Scudder International Fund .................           1,276,278
Metris Companies Inc. Common Stock Fund ....           4,672,304


(4) Tax Status

The IRS has determined and informed the Company by a letter dated December 9, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

(5) Obligation for Retirement Benefits

Although the Company has not expressed any intent to terminate the plan agreement, it may do so at any time, subject to such provisions of the law as may be applicable. In the event that the Plan is terminated, all participants will be fully vested.

The Company's contributions are designed to accumulate funds needed to provide retirement benefits to its employees. The Plan does not provide for a predetermined retirement income.

(6) Party-in-interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applies. Scudder Trust Company is a party-in-interest as defined by the Act as a result of its investing plan assets in these mutual funds. However, such transactions are exempt under Section 408(b)(8) and are not prohibited by the Act.

(7) Subsequent Event

Effective January 1, 2003, the Plan was amended to be designated as a "Safe-Harbor Plan" under Internal Revenue Code 401(k)(12). The amendment eliminated the automatic enrollment feature of the Plan. The Employer matching contribution was increased to an amount equal to 100% of the contributions to the Plan made by an employee up to 4% of the employee's gross earnings and the Employer matching contribution immediately vests. In addition, the discretionary Employer matching contribution was eliminated from the Plan.

                                                                      Schedule I


                             Metris Retirement Plan

                    Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                         Shares      Fair Value
                                                        -----------------------

Scudder Stable Value Fund * .......................     4,140,851    $4,140,851


Scudder Stock Index Fund * ........................       158,853     4,038,035

Scudder Large Company Growth Fund * ...............       159,436     2,871,450

Scudder Balanced Fund * ...........................       160,480     2,328,562

Janus Enterprise Fund .............................        96,567     2,216,219

PIMCO Total Return Fund ...........................       185,631     1,980,680

Scudder International Fund * ......................        45,689     1,387,109

MFS Value Fund ....................................        22,441       370,720

Strong Opportunity Fund ...........................        10,559       303,048

Metris Companies Inc. Common Stock Fund ...........       578,979     1,279,544

Participant Loans (5.25%-10.5%)....................                     735,217
                                                                     ----------


Total                                                               $21,651,435
                                                                    ===========


*Party-in-interest investment.

See accompanying independent auditors' report.

               Consent of Independent Certified Public Accountants



The Board of Directors
Metris Companies Inc.:


We consent to the incorporation by reference of our report dated June 16, 2003 in the registration statements (No. 333-42529 and 333-78345) on Form S-8 of Metris Companies Inc. and the use of such report in the annual report on Form 11-K of Metris Companies Inc. Such report relates to the statements of net assets available for benefits of the Metris Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2002 and the related schedule as of December 31, 2002.



/s/KPMG LLP
Minneapolis, Minnesota
June 18, 2003